

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2019

Todd Weintraub
Chief Financial Officer
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

> **Re: Hill International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 001-33961**

Dear Mr. Weintraub:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction